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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                         SEC File Number: 1-8654
                                                      CUSIP Number:  913253-10-0

(CHECK ONE): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

         For Period Ended: AUGUST 31, 1999
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-K
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:......................................

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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I--REGISTRANT INFORMATION

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Full Name of Registrant

UNITEL VIDEO, INC.
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Former Name if Applicable

N/A
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Address of Principal Executive Office (STREET AND NUMBER)

555 WEST 57TH STREET
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City, Street and Zip Code

NEW YORK, NEW YORK 10019
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PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) SEE PART III.

                           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            | |            (b)      The subject annual report, semi-annual
                                    report, transition report on Form 10-K, Form
                                    20-F, 11-K or Form N-SAR, or portion
                                    thereof, will be filed on or before the
                                    fifteenth calendar day following the
                                    prescribed due date; or the subject
                                    quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra sheets if needed.)

On November 24, 1999, Unitel Video, Inc. (the "Company") caused to be submitted to the Securities and Exchange Commission (the "Commission") a request, as outlined in Staff Legal Bulletin No. 2 (April 15, 1997), of the Division of Corporation Finance (the "Division") of the Commission to confirm that the Division would not recommend enforcement action against the Company if the Company implements the modified Securities Exchange Act of 1934 reporting procedures described in such request. Accordingly, the Company does not intend to file an annual report on Form 10-K for the fiscal year ended August 31, 1999 (the "1999 Form 10-K"). In lieu thereof, the Company intends to file with the Commission, under cover of Form 8-K, certain

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unaudited operating reports that it is required to file with the United States
Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Further, during the pendency of the Company's proceedings under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") (until the effectiveness of the Company's plan of reorganization), the Company currently does not intend to file with the Commission any annual or quarterly reports required to be filed under the Securities Exchange Act of 1934. In lieu thereof, the Company intends to file with the Commission, under cover of Form 8-K, certain unaudited operating reports that it is required to file with the Bankruptcy Court.


PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                    IRA GLAZER             212               265-3600
                  -------------      ---------------   ------------------
                      (Name)           (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
                  no, identify report(s).    SEE BELOW.         / / Yes / / No

Due to the events preceding the Company's filing under the Bankruptcy Code and the financial distress of the Company, the Company did not report in a Current Report on Form 8-K the disposition of an amount of assets during July 1999 which was likely "significant" (as described in instruction 4 to Item 2 of Form 8-K). The Company is currently in the process of determining whether a Current Report on Form 8-K was required to have been filed in connection with this disposition; if and when the Company determines that such a filing was required, it will make such a filing.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? SEE BELOW. / / Yes / / No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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As stated above, the Company does not intend to file the 1999 Form 10-K or any other annual or quarterly reports under the Securities Exchange Act of 1934.

On September 2, 1999, the Company and its domestic subsidiaries filed voluntary petitions with the Bankruptcy Court seeking protection under the Bankruptcy Code. The Company is currently in the process of preparing unaudited monthly operating reports which are required to be filed with the Bankruptcy Court. These reports will contain certain unaudited information concerning the Company for certain periods. The Company expects to file these reports with the Commission, under cover of Form 8-K, within 15 days after filing the same with the Bankruptcy Court. Until the time when these reports are prepared, the Company is not in the position to provide a reasonable estimate of the changes in its results of operations for the fiscal year ended August 31, 1999 as compared to the fiscal year ended August 31, 1998. Due to the Company's Bankruptcy Code proceedings and the closure of certain of the Company's divisions and operations, the Company's results of operations for the fiscal year ended August 31, 1999 which would have been reflected in the earnings statement which would have been included in the 1999 Form 10-K will have significantly changed from the Company's results of operations for the fiscal year ended August 31, 1998.

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                               Unitel Video, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     November 29, 1999    By:      /s/ Edwin Levine
         -----------------            -------------------------------
                                      Name:    Edwin Levine
                                      Title:   President of the New York Studios Division


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION

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       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS


         1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or
                  Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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